Exhibit 99.244

Canadian Society of Nephrology selects NexTech AR to Transform its 2021 Annual General Meeting into a Virtual Event

●	NexTech has been selected by the Canadian Society of Nephrology to create an immersive virtual event, connecting physicians, researchers and vendors

●	The virtual experience platform will bring together the diverse array of attendees and enable the transfer of the latest information and knowledge surrounding kidney disease

●	Over 2 million people worldwide currently receive treatment with dialysis or a kidney transplant to stay alive, yet this number may only represent 10% of people who actually need treatment to live

VANCOUVER, British Columbia, December 8, 2020 --  NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for virtual and hybrid eCommerce, education, conferences and events today announced that the Canadian Society of Nephrology (CSN) has chosen NexTech AR’s Virtual Experience Platform (VEP) to host its 2021 Annual General Meeting, taking place May 10-13.

NexTech will work closely with CSN to build a one-of-a-kind event for hundreds of clinicians, vendors, and researchers, connecting them to the latest innovations, developments, and research in the nephrology field. Through NexTech’s VEP, attendees will have access to interactive demonstrations, host a virtual debate & discussions and quality video streaming capabilities.

The Canadian Society of Nephrology is composed of physicians and scientists who work exclusively with those suffering from kidney disease as well as research specifically on kidneys and kidney disease. In addition to the overarching goal of advancing the care for those at risk for and impacted by the disease, CSN looks to share challenges and best practices for individuals working within the field of kidney research.

Using NexTech’s VEP, Canadian doctors, researchers and medical companies attending CSN’s 2021 Annual General Meeting will all have the opportunity to safely connect and share knowledge on innovations and advancements furthering solutions in kidney disease. Attendees will have access to interactive discussions and presentations that will bring key findings and presenters to life. Additionally, NexTech and CSN have co-created several unique, ‘get out of your seat’ moments and developed custom partnership opportunities for CSN partners which support the diversity of their needs and objectives.

CEO of NexTech AR, Evan Gappelberg, comments, “We’re extremely proud to announce our partnership with the Canadian Society of Nephrology. Being able to use our Virtual Experience Platform to help co-create experiences for communities and solve the problems that may arise when planning large events, is one of the key reasons we have created our virtual platform. Medical and scientific meetings like the CSN’s Annual General Meeting are naturally hands-on and visual-heavy so our VEP is a perfect solution to deliver the ‘WOW’ factor to these attendees through captivating, interactive experiences powered by AR. Across all industries, it’s important that we continue to tap into our human potential by creating a meaningful and everlasting connection between companies, communities and individuals through augmented and virtual reality.”

To learn more about NexTech AR, please visit www.nextechar.com

About the Canadian Society of Nephrology

The Canadian Society of Nephrology is a group consisting of physicians and scientists all with the common purpose of advancing knowledge and solutions for those at risk of kidney disease. Additionally, these professionals look to create opportunities to share solutions, challenges, experiences, and best practices for those involved in the field of kidney health and disease.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VEP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg” CEO and Director

For further information regarding the internship program, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.